Exhibit 99.1

Cellectis to Present Data on Its Allogeneic CAR T-Cell Programs at the 19th American Society of Gene & Cell Therapy Annual Meeting

NEW YORK--(BUSINESS WIRE)--May 2, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that data on its engineered allogeneic CAR T-cell programs will be featured in three poster presentations at the American Society of Gene & Cell Therapy (ASGCT) 19th Annual Meeting.

The meeting will be held from May 4 to May 7, 2016 in Washington, DC, USA.

Allogeneic CAR T-Cells Targeting CD123 Effectively Eliminate Myeloid Leukemia Cells

Presentation by Julianne Smith, Ph.D., Vice President CART Development at Cellectis
Poster Session: Cancer-Immunotherapy, Cancer Vaccines II
Session Time: Thursday, May 5, 2016, 5:45 PM
Room: Exhibit Hall C & B South
Final abstract number: 397

An Engineered CAR T-Cell Platform for Allogeneic Combination Immunotherapy

Presentation by Philippe Duchateau, Ph.D., Chief Scientific Officer of Cellectis
Poster Session: Cancer-Targeted Gene and Cell Therapy II
Session Time: Friday, May 6, 2016, 6:00 PM - 8:00 PM
Room: Exhibit Hall C & B South
Final abstract number: 676

Integration of Dual Signal Input Strategies in Novel Chimeric Antigen Receptors to Control the CAR T-Cell Functions

Presentation by Alexandre Juillerat, Ph.D., Senior Scientist at Cellectis
Poster Session: Cancer-Immunotherapy, Cancer Vaccines III
Session Time: Friday May 6, 2016 6:00 PM - 8:00 PM
Room: Exhibit Hall C & B South
Final abstract number: 651

Posters will be posted on Cellectis’ website on May 7, 2016.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website:
www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For further information, please contact:
Media contacts
Jennifer Moore, VP of Communications
Phone: 917-580-1088
email: media@cellectis.com
or
Caitlin Kasunich
KCSA Strategic Communications
Phone: +1 212.896.1241
email: ckasunich@kcsa.com
or
IR contacts
Simon Harnest, VP of Corporate Strategy and Finance
Phone: 646-385-9008
email: simon.harnest@cellectis.com